April 13, 2007

VIA EDGAR FILING

To: United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re: Registrant Name: Protokinetix, Inc. (the “Company”)

Dear Sir or Madam:

The company would like to make the following comments pertaining to its accounting presentation of the acquired intangible assets on its balance sheet at December 31, 2005:

In 2003 and 2004, the company entered into three separate licensing agreements with third parties for the exclusive worldwide rights to various intellectual properties, in consideration for shares in the company. The company valued the consideration at the market price of the company’s stock at the contract execution date. The company believed at the time of acquisition of the licenses would generate future economic benefit and the probability of the company realizing that benefit fell within the criteria as defined in Concept Statement No. 6 (see excerpt below). It is the company's position that the intangible assets acquired had the three essential characteristics defining an asset at the date of acquisition.

One of the reasons the company entered into the licensing agreement for the Anti-Freeze Glycoprotein (AFGP) family of molecules was because for forty-plus years, scientists have acknowledged the preservative properties of AFGP, which is found naturally in fish and other mammals able to withstand extreme conditions in nature. However, harvesting the protein is cost prohibitive (it takes hundreds of fish to produce one gram of product). The discovery of a process to artificially generate the molecule was a significant scientific breakthrough and made the development and subsequent production of marketable products economically viable. Subsequent testing of this artificially generated molecule has confirmed that it has even higher preservative qualities than the natural harvested protein. This evidence has attracted the attention of independent companies interested in the possible co-development and production of various new products based on this protein. The company believed that, at the time it entered into the agreements, there would be probable future economic benefit associated with the assets acquired with these transactions.

Concept Statement No. 6 - Paragraph 26 states:

26. An asset has three essential characteristics: (a) it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) a particular entity can obtain the benefit and control others' access to it, and (c) the transaction or other event giving rise to the entity's right to or control of the benefit has already occurred. Assets commonly have other features that help identify them—for example, assets may be acquired at a cost and they may be tangible, exchangeable, or legally enforceable. However, those features are not essential characteristics of assets. Their absence, by itself, is not sufficient to preclude an item's qualifying as an asset. That is, assets may be acquired without cost, they may be intangible, and although not exchangeable they may be usable by the entity in producing or distributing other goods or services. Similarly, although the ability of an entity to obtain benefit from an asset and to control others' access to it generally rests on a foundation of legal rights, legal enforceability of a claim to the benefit is not a prerequisite for a benefit to qualify as an asset if the entity has the ability to obtain and control the benefit in other ways.

In paragraph 26, part (a), the Concept Statement uses the following definition of probable (which is not the same as in FASB Statement No. 5):

Probable is used with its usual general meaning, rather than in a specific accounting or technical sense (such as that in FASB Statement No. 5, Accounting for Contingencies, par. 3), and refers to that which can reasonably be expected or believed on the basis of available evidence or logic but is neither certain nor proved (Webster's New World Dictionary of the American Language, 2d college ed. [New York Simon and Schuster 1982], p. 1132). Its inclusion in the definition is intended to acknowledge that business and other economic activities occur in an environment characterized by uncertainty in which few outcomes are certain (pars. 44-48).

While it would have been difficult at the date of acquisition to say that the licenses represented a certain future benefit, the Concept Statement does not require certainty. The Concept Statement discusses uncertainty as follows:

Effects of Uncertainty

44. Uncertainty about economic and business activities and results is pervasive, and it often clouds whether a particular item qualifies as an asset or a liability of a particular entity at the time the definitions are applied. The presence or absence of future economic benefit that can be obtained and controlled by the entity or of the entity's legal, equitable, or constructive obligation to sacrifice assets in the future can often be discerned reliably only with hindsight. As a result, some items that with hindsight actually qualified as assets or liabilities of the entity under the definitions may, as a practical matter, have been recognized as expenses, losses, revenues, or gains or remained unrecognized in its financial statements because of uncertainty about whether they qualified as assets or liabilities of the entity or because of recognition and measurement considerations stemming from uncertainty at the time of assessment. Conversely, some items that with hindsight did not qualify under the definitions may have been included as assets or liabilities because of judgments made in the face of uncertainty at the time of assessment.

45. An effect of uncertainty is to increase the costs of financial reporting in general and the costs of recognition and measurement in particular. Some items that qualify as assets or liabilities under the definitions may therefore be recognized as expenses, losses, revenues, or gains or remain unrecognized as a result of cost and benefit analyses indicating that their formal incorporation in financial statements is not useful enough to justify the time and effort needed to do it. It may be possible, for example, to make the information more reliable in the face of uncertainty by exerting greater effort or by spending more money, but it also may not be worth the added cost.

46. A highly significant practical consequence of the features described in the preceding two paragraphs is that the existence or amount (or both) of most assets and many liabilities can be probable but not certain. The definitions in this Statement are not intended to require that the existence and amounts of items be certain for them to qualify as assets, liabilities, revenues, expenses, and so forth, and estimates and approximations will often be required unless financial statements are to be restricted to reporting only cash transactions.

The Concept Statement recognizes that a company is not required to have certainty as it relates to an asset's probable future benefit. The Statement recognizes that a company may appropriately capitalize the acquired licenses based on their assessment of probable future benefit only to find in hindsight that the assets did not qualify under the definition of an asset.

The company's management is represented by Dr. John Todd, President, Chief Executive Officer and Chief Financial Officer. Dr. Todd was instrumental in the company's original acquisition of the three licenses. At the date of acquisition, Dr. Todd was certainly of the opinion that the licenses represented probable future benefit to the company, as defined in Paragraph 26 of Concept Statement No. 6, including the footnoted definition of "probable".

During 2005, a determination was made that one of the three acquired licenses, the RECAF license, no longer met the standard of probable future benefit and accordingly the license was considered impaired and the costs associated with the license were expensed in 2005. At present, based on continued positive testing results and commercial interest expressed by third parties, Dr. Todd, continues to be of the opinion that the remaining two licenses represent probable future benefit to the company either in the form of skin care products, cell culture protection uses, and/or preservation of organs, tissue, blood, and blood products.

While the company has capitalized the cost of these licenses, they have not capitalized any acquired in-process research and development costs or any such research and development costs which have been incurred since the acquisition of the licenses.

The company believes that they have used and interpreted the appropriate accounting standards and concepts in its accounting for the licensing transactions that it entered into in 2003 and 2004.

I hope that the information provided and attached hereto adequately responds to your request. Should you wish to discuss any of the enclosed materials or responses to your questions, please feel free to contact either the Company’s accounting consultant, Mark Ralston, at 604-601-2020 or myself at 778-241-7900.

Very truly yours,

/s/ Dr. John Todd
_________________________________
ProtoKinetix, Inc.
Dr. John Todd
President, Chief Executive Officer and Chief Financial Officer